# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Trustar Bankshares, Inc., CIK 0002156967
CUSIP: 89839L103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1650 TYSONS BLVD., SUITE 1150, MCLEAN, Virginia (VA), 22102
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001345929

## Reporting persons
- BROWN ADVISORY INC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Maryland (MD); sole voting power 666,875; shared voting power 0; sole dispositive power 0; shared dispositive power 666,875; aggregate amount beneficially owned 666,875 (6.87% of the class)
- BROWN ADVISORY LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Maryland (MD); sole voting power 666,875; shared voting power 0; sole dispositive power 0; shared dispositive power 666,875; aggregate amount beneficially owned 666,875 (6.87% of the class)

## Item 1. Issuer
Name of issuer: Trustar Bankshares, Inc.
Address of issuer's principal executive offices:
1650 TYSONS BLVD., SUITE 1150, MCLEAN, VIRGINIA
22102

## Item 2. Person Filing
Name of person filing:
BROWN ADVISORY INC

BROWN ADVISORY LLC
Address of principal business office or, if none, residence:
901 SOUTH BOND STREET
SUITE #400
Baltimore, Maryland
21231
Citizenship:
BROWN ADVISORY INC - MARYLAND

BROWN ADVISORY LLC - MARYLAND

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 666,875
Percent of class: 6.87
Sole power to vote or to direct the vote:
BROWN ADVISORY INC - 666,875

BROWN ADVISORY LLC - 666,875
Shared power to vote or to direct the vote:
BROWN ADVISORY INC - 0

BROWN ADVISORY LLC - 0
Sole power to dispose or to direct the disposition:
BROWN ADVISORY INC - 0

BROWN ADVISORY LLC - 0
Shared power to dispose or to direct the disposition:
BROWN ADVISORY INC - 666,875

BROWN ADVISORY LLC - 666,875

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The total securities being reported are beneficially owned by investment companies and other managed accounts of direct/indirect subsidiaries of BROWN ADVISORY INC (listed above). These subsidiaries may be deemed to be beneficial owners of the reported securities because applicable investment advisory contracts provide voting and/or investment power over securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
BROWN ADVISORY INC is a parent holding company filing this schedule on behalf of the following subsidiary pursuant to Rule 13d-1(b)(1)(ii)(G) under the Securities Exchange Act of 1934:

BROWN ADVISORY LLC - IA (Investment Adviser)

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- BROWN ADVISORY INC: /s/Victor Fernandez, Victor Fernandez, Chief Compliance Officer (11/13/2026)
- BROWN ADVISORY LLC: /s/Victor Fernandez, Victor Fernandez, Chief Compliance Officer (11/13/2026)